UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group reports full-year 2008 net loss of CHF 8.2 billion

•	FY08 loss from continuing operations of CHF 7.7 billion; FY08 loss from continuing operations of CHF 7.1 billion excluding costs after tax from the accelerated implementation of the strategic plan.

•	4Q08 net loss of CHF 6.0 billion; 4Q08 loss from continuing operations of CHF 4.9 billion excluding costs after tax from the accelerated implementation of the strategic plan.

•	Capital position remains very strong; tier 1 ratio of 13.3% as of end-2008; liquidity remained strong throughout the year.

•	Private Banking remained solidly profitable and recorded net new assets of CHF 50.9 billion in FY08.

o

In 4Q08, continued strong net client inflows in Wealth Management of CHF 13.8 billion were partially offset by deleveraging of client portfolios of CHF 11.8 billion, resulting in net new assets of CHF 2.0 billion.

o	In FY08, the Corporate & Retail Banking business achieved record income before taxes of CHF 1.8 billion.

•	Continued risk reduction in Investment Banking:

o	Illiquid leveraged finance and structured products assets as of end-2008 declined 53% from end-3Q08 and 87% from end-3Q07.
o	Risk-weighted assets declined 31% from end-2007 and 15% from end-3Q08 to USD 163 billion as of end-2008 and are expected to decline to USD 135 billion by year-end 2009.

•	Good progress made on strategic measures announced in December 2008:

o	Investment Banking is focusing on its new streamlined business portfolio and capital-efficient strategy;
o	With the sale of part of the global investors business, Asset Management has made tangible progress on its strategy to focus on scalable, high-margin areas;
o	Credit Suisse is on track to deliver cost reductions of CHF 2 billion through the combined strategic measures.

•	Good contribution from collaboration revenues across the integrated bank: CHF 5.2 billion in 2008.

•	Credit Suisse has had a strong start to 2009 and was profitable across all divisions year to date.

Media Release
February 11, 2009 Page 2/8

Zurich, February 11, 2009 Credit Suisse Group reported a loss from continuing operations of CHF 7,687 million in the full year 2008 compared with income from continuing operations of CHF 7,754 million in 2007. Excluding costs after tax from the accelerated implementation of the strategic plan, the full-year 2008 loss from continuing operations was CHF 7,100 million. Core net revenues were CHF 11,862 million in 2008 compared with CHF 34,539 million in 2007.

In the fourth quarter of 2008, the loss from continuing operations excluding costs after tax from the accelerated implementation of the strategic plan was CHF 4,899 million, compared with income from continuing operations of CHF 530 million in the prior-year period. The fourth-quarter net loss was CHF 6,024 million compared with net income of CHF 540 million in the fourth quarter of 2007. The fourth-quarter net loss included a loss from discontinued operations of CHF 538 million relating to the disposal of part of the Asset Management business. Core net revenues were a negative CHF 1,830 million in the fourth quarter of 2008 compared with a positive CHF 6,458 million in the prior-year period.

Brady W. Dougan, Chief Executive Officer, said: “While our full-year results are clearly disappointing, we entered 2009 with a very strong capital position, a robust business model, a clear strategy and well-positioned businesses. In a year of unprecedented market turmoil, our Private Banking business recorded strong asset inflows, underscoring the trust that clients place in Credit Suisse. Our global Wealth Management business performed well and our Swiss Corporate & Retail Banking business achieved record pre-tax income. In Investment Banking, we continued to reduce our overall risk. Illiquid leveraged finance and structured products assets as of the end of 2008 declined 87% from the end of the third quarter of 2007. We now have a capital-efficient and streamlined Investment Banking business with a significantly lower risk profile. And in Asset Management, we took an important step in our strategy to focus our resources on alternative investments, asset allocation and our Swiss businesses. These are scalable, high-margin businesses that provide excellent investment opportunities for our clients.”

He added: “Credit Suisse has one of the strongest capital ratios in the industry, which we achieved without significantly diluting shareholders. We accelerated the implementation of our strategic plan, which will bring about a further substantial reduction of our risk and cost base. We also took steps to further strengthen our control culture. We have had a strong start to 2009 and were profitable across all divisions year to date. We have positioned our businesses to be less susceptible to negative market trends if they persist in the coming months and to prosper when markets recover.”

Media Release
February 11, 2009 Page 3/8

Financial Highlights
in CHF million	2008	Change in %	4Q08	Change in %	Change in %
		vs. 2007		vs. 3Q08	vs. 4Q07
Net loss	(8,218)	-	(6,024)	378	-
Loss from continuing operations	(7,687)	-	(5,486)	333	-
Diluted earnings/(loss) per share (CHF)	(7.83)	-	(5.34)	338	-
Return on equity (annualized)	(21.1)%	-	(62.0)%	-	-
Tier 1 ratio (end of period) 1)	13.3%	-	13.3%	-	-
Core results 2)
Net revenues	11,862	(66)	(1,830)	-	-
Provision for credit losses	813	239	486	271	139
Total operating expenses	23,212	(8)	6,344	18	5
Loss from continuing operations before taxes	(12,163)	-	(8,660)	246	-
1) Under Basel II from January 1, 2008; prior periods are reported under Basel I and are therefore not comparable.
2) Core results include the results of the three segments and the Corporate Center, excluding revenues and expenses in respect of minority interests in which we do not have a significant economic interest.

Segment Results

Private Banking

Private Banking, which comprises the Wealth Management and Corporate & Retail Banking businesses, reported income before taxes of CHF 4,209 million in the full year 2008, a decrease of 23% from 2007. Net revenues were down 5%. In the fourth quarter of 2008, income before taxes was CHF 876 million, down 36% from the prior-year period. Net revenues were down 10%.

The Wealth Management business reported income before taxes of CHF 2,442 million in the full year 2008, down 37% from 2007. Net revenues remained solid, but were 8% below the level of 2007, a good result given the lower client activity and lower average assets under management, reflecting the resilience of the business. Total operating expenses rose 9%, mainly reflecting net provisions of CHF 407 million relating to action rate securities (ARS), a charge of CHF 190 million related to the close-out of a client’s account and higher expenses due to the ongoing growth strategy. However, excluding the ARS provisions and the charge related to the close-out of a client’s account, total operating expenses decreased 2%. The pre-tax income margin was 27.8% in 2008 compared with 40.3% in 2007. Credit Suisse strengthened its team of professionals by adding 340 relationship managers in Wealth Management during 2008.

In the fourth quarter of 2008, income before taxes was CHF 363 million, down 63% from the prior-year period. The fourth-quarter 2008 result included net provisions of CHF 97 million related to ARS, the above-mentioned charge related to the close-out of a client’s account, and provision for credit losses of CHF 113 million. Net revenues declined 17%, reflecting a decrease in both recurring and transaction-based revenues. Total operating expenses were 5% higher, driven by the provisions related to ARS and the charge related to the close-out of a client’s account, partly offset by a decrease in compensation and benefits. The pre-tax income margin was 17.7% in the fourth quarter of 2008 compared with 39.4% in the prior-year period.

The Corporate & Retail Banking business reported record income before taxes of CHF 1,767 million in the full year 2008, up 9% from 2007. Net revenues rose 5%. Total operating expenses decreased slightly. The pre-tax income margin was 42.8% in 2008 compared with 41.2% in 2007.

Media Release
February 11, 2009 Page 4/8

In the fourth quarter of 2008, income before taxes was CHF 513 million, up 28% from the prior-year period. Net revenues increased 9%. Provision for credit losses was CHF 17 million in the fourth quarter of 2008 compared with releases of CHF 8 million in the prior-year period. Total operating expenses were down 8%. The pre-tax income margin was 47.0% in the fourth quarter of 2008 compared with 40.0% in the prior-year period.

Credit Suisse will continue to judiciously invest in the growth of its Private Banking business, both globally and in Switzerland.

Investment Banking

Investment Banking reported a loss before taxes of CHF 14,183 million in the full year 2008, compared with income before taxes of CHF 3,649 million in 2007. Net revenues were negative CHF 1,835 million in 2008 compared with positive CHF 18,958 million in 2007.

In the fourth quarter of 2008, the loss before taxes was CHF 7,779 million, compared with a loss before taxes of CHF 849 million in the prior-year period. Net revenues were negative CHF 4,571 million compared with positive CHF 2,741 million, as the widespread market disruption intensified in the fourth quarter, adversely impacting most of the businesses in Investment Banking. In December 2008, as index-hedge positions rallied and cash markets depreciated, Credit Suisse incurred significant losses due to standard hedges becoming ineffective in the extraordinary market environment. In addition, the results were negatively impacted by a severe widening of credit spreads, resulting in sharp declines in fair value levels of credit instruments across most markets. The fourth-quarter results in Investment Banking included combined net writedowns of CHF 3,192 million in the leveraged finance and structured products businesses. The client-driven businesses reported solid fourth-quarter results.

Fixed income trading revenues were significantly lower in the fourth quarter of 2008 than in the prior-year period, primarily reflecting the above-mentioned net writedowns in the leveraged finance and structured products businesses, losses in the emerging markets and leveraged finance trading businesses and losses associated with structured foreign exchange derivatives in Asia. Partially offsetting these results were factors including record revenues in flow-based rate products and good revenues in the foreign exchange business. Equity trading revenues declined substantially, primarily due to significant losses in equity derivatives, convertibles, and long/short and event and risk arbitrage strategies. These results were partially offset by good performances in cash equities and prime services. Fixed income and equity trading benefited from combined fair value gains of CHF 1,919 million due to widening credit spreads on Credit Suisse debt. In the fourth quarter of 2008, the underwriting and advisory businesses produced lower revenues compared with the prior-year period, reflecting a decline in overall market activity and lower revenues from the private fund group. Total operating expenses in the fourth quarter of 2008 declined 16% compared with the prior-year period, reflecting a 28% decrease in compensation and benefits, partially offset by a 4% increase in total other operating expenses.

Net valuation adjustments and exposures in Investment Banking

In the fourth quarter of 2008, combined net writedowns in the leveraged finance and structured products businesses were CHF 3,192 million.

Media Release
February 11, 2009 Page 5/8

Net valuation adjustments
in CHF million	4Q08	3Q08	4Q07
Leveraged finance	(889)	(870)	(231)
Commercial mortgage-backed securities (CMBS)	(989)	(1'006)	(384)
Residential mortgage-backed securities (RMBS) and subprime collateralized debt obligations (CDO)	(1'314)	(552)	(1'821)
Total	(3'192)	(2'428)	(2'436)

Dislocated asset balances
in CHF billion	4Q08	3Q08	4Q07	Change in %	Change in %
				vs. 3Q08	vs. 4Q07
Leveraged finance	0.9	11.9	35.1	(92)	(97)
Commercial mortgages	8.8	12.8	25.9	(31)	(66)
Residential mortgages and subprime CDO	5.1	6.8	13.3	(25)	(62)

In December 2008, Credit Suisse announced plans to accelerate the implementation of its existing strategy to reposition Investment Banking in light of the changed competitive and market environment. This move reflected the weaker macroeconomic environment, continued market volatility and shifts in client demand away from more complex products towards the greater use of exchange-based and flow trading. Investment Banking will build on the momentum already achieved in areas such as algorithmic trading, cash equities, prime services, rates, foreign exchange, high grade credit and strategic advisory businesses. The business will continue to reduce origination capacity in complex credit and structured product businesses and cut risk capital usage, including exiting certain proprietary and principal trading operations. The new operating model is expected to reduce earnings volatility, improve capital efficiency and better leverage the strengths of the integrated bank, particularly in a significantly disrupted competitive environment.

Asset Management

Asset Management reported a loss before taxes of CHF 1,127 million in the full year 2008, compared with income before taxes of CHF 197 million in 2007. Net revenues decreased 75%, primarily reflecting private equity and other investment-related losses. Total operating expenses declined 11%.

In the fourth quarter of 2008, the loss before taxes was CHF 670 million compared with a loss before taxes of CHF 302 million in the prior-year period. The results reflected mostly unrealized losses from private equity and other investments of CHF 599 million, compared with gains of CHF 305 million in the prior-year period, as well as losses on securities purchased from Credit Suisse’s money market funds of CHF 164 million, compared with CHF 774 million in the prior-year period. Net revenues were a negative CHF 403 million in the fourth quarter of 2008, down CHF 615 million from the prior-year period, and decreased CHF 321 million to CHF 360 million before the purchased securities and the private equity and other investment-related gains/(losses). Total operating expenses declined 48%, primarily reflecting significantly lower performance-related compensation. The fair value of Credit

Suisse’s balance sheet exposure from the purchased securities was CHF 567 million at the end of the fourth quarter of 2008, down 44% from the end of the third quarter of 2008.

Asset Management has focused its resources on alternative investments, asset allocation and the Swiss businesses, which are scalable, high-margin businesses that provide excellent investment opportunities for its clients. Credit Suisse generated good inflows of net new assets of CHF 11.5 billion in the alternative investments business in the full year 2008. In the fourth quarter of 2008, Credit Suisse decided to close

Media Release
February 11, 2009 Page 6/8

certain money market funds and agreed to sell the majority of its traditional funds business to Aberdeen Asset Management, one of the UK’s leading asset managers, for a stake of up to 24.9% in Aberdeen. The new organization also provides further potential to reduce costs.

Segment Results
in CHF million		2008	Change in %	4Q08	Change in %	Change in %
			vs. 2007		vs. 3Q08	vs. 4Q07
Private	Net revenues	12,907	(5)	3,139	0	(10)
Banking	Provision for credit losses	133	-	130	-	-
	Total operating expenses	8,565	6	2,133	(9)	1
	Income before taxes	4,209	(23)	876	11	(36)
Investment	Net revenues	(1,835)	-	(4,571)	-	-
Banking	Provision for credit losses	680	127	355	198	69
	Total operating expenses	11,668	(22)	2,853	10	(16)
	Loss before taxes	(14,183)	-	(7,779)	141	-
Asset	Net revenues	496	(75)	(403)	-	-
Management	Provision for credit losses	0	(100)	0	-	(100)
	Total operating expenses	1'623	(11)	267	(38)	(48)
	Loss before taxes	(1,127)	-	(670)	-	122

Net New Assets

In the full year 2008, Private Banking’s net new assets were CHF 50.9 billion, including CHF 42.2 billion from Wealth Management, compared with CHF 53.5 billion in Private Banking in 2007. In the fourth quarter of 2008, continued strong net client inflows in Wealth Management of CHF 13.8 billion were partially offset by deleveraging of client portfolios of CHF 11.8 billion, resulting in net new assets of CHF 2.0 billion. Asset Management reported net asset outflows of CHF 21.1 billion in the fourth quarter of 2008. The Group’s total assets under management from continuing operations were CHF 1,106.1 billion as of December 31, 2008, down 24.4% from December 31, 2007, primarily reflecting adverse market and foreign exchange-related movements, net asset outflows in Asset Management and the closure of certain US money market funds.

Benefits of the integrated bank

Credit Suisse is committed to the integrated business model. Throughout 2008, collaboration between its three businesses provided a source of stable, high-margin revenues in an environment that saw significantly lower volumes. Credit Suisse generated CHF 5.2 billion in revenues from cross-divisional activities in the full year 2008, including revenues of CHF 1.2 billion in the fourth quarter. This compares with collaboration revenues of CHF 5.9 billion in the full year 2007.

Capital and liquidity management

Credit Suisse’s capital position remains very strong. The tier 1 ratio was 13.3% as of the end of the fourth quarter of 2008 compared with 10.4% as of the end of the third quarter of 2008. Credit Suisse had access to the capital markets throughout 2008. Total long-term debt raised in 2008 amounted to CHF 37.1 billion. In the fourth quarter of 2008, Credit Suisse issued CHF 1.3 billion of senior long-term debt, underlining the bank’s ongoing position as an attractive issuer, even in turbulent markets. Even if its balance sheet remains at its current size, Credit Suisse expects to refinance only CHF 12 billion of long-term debt in 2009.

Media Release
February 11, 2009 Page 7/8

Dividend proposal

The Board of Directors will propose a cash dividend of CHF 0.10 at the Annual General Meeting on April 24, 2009 for the financial year 2008, compared with a cash dividend of CHF 2.50 per share for the financial year 2007.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 47,800 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information and non-GAAP information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Report 4Q08.

Media Release
February 11, 2009 Page 8/8

Presentation of fourth-quarter and full-year 2008 results

Media conference

▪	Wednesday, February 11, 2009

09:00 Zurich / 08:00 London

Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers

Brady W. Dougan, Chief Executive Officer of Credit Suisse

Renato Fassbind, Chief Financial Officer of Credit Suisse

The presentations will be held in English.

Simultaneous interpreting (English/German)

▪	Internet

Live broadcast at: www.credit-suisse.com/results

Video playback available approximately three hours after the event

▪	Telephone

Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and

+1 866 389 9771 (US); ask for “Credit Suisse Group quarterly results”.

Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 55 0000 (Europe) and +1 866 247 4222 (US); conference ID English - 80192726#, conference ID German - 82330121#.

Analyst and investor conference

(Presentation of the Group’s results, followed by an update on the Investment Banking division)

▪	Wednesday, February 11, 2009

10:30 Zurich / 09:30 London

Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers

Brady W. Dougan, Chief Executive Officer of Credit Suisse

Renato Fassbind, Chief Financial Officer of Credit Suisse

Paul Calello, Chief Executive Officer Investment Banking of Credit Suisse

D. Wilson Ervin, Chief Risk Officer, Credit Suisse

The presentations will be held in English.

Simultaneous interpreting (English/German)

▪	Internet

Live broadcast at: www.credit-suisse.com/results

Video playback available approximately three hours after the event

▪	Telephone

Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and

+1 866 389 9771 (US); ask for “Credit Suisse Group quarterly results”.

Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 55 0000 (Europe) and +1 866 247 4222 (US); conference ID English - 82339542#, conference ID German - 82342131#.

Fourth-Quarter and
Full-Year Results 2008

Zurich

February 11, 2009

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-
F for the fiscal year ended December 31, 2007 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's fourth quarter report 2008.

Slide 2

          Fourth quarter and full-year 2008 results

          Renato Fassbind, Chief Financial Officer, Credit Suisse

          Introduction

          Brady W. Dougan, Chief Executive Officer, Credit Suisse

          Risk review and outlook

          D. Wilson Ervin, Chief Risk Officer, Credit Suisse

          Investment Banking: Capital efficient strategy

          Paul Calello, Chief Executive Officer, Investment Banking

          Summary

          Brady W. Dougan

Slide 3

Key messages

Achievements
2008

Well positioned
going into 2009

Sustained strong capital position and solid funding

Rapid risk reduction – dislocated assets down 88% vs. 3Q07

Maintained client momentum – net new assets of CHF 51 bn in Private
Banking; solid performance in client businesses in Investment Banking

Good progress on strategic implementation in all three divisions

Strong collaboration revenues

Stable platform as competitive advantage in current landscape

Committed to integrated model

Positioned to manage well through difficult markets, but also to benefit from improvement in the market environment

Strong start in 2009 with all divisions profitable quarter-to-date

Slide 4

          Fourth quarter and full-year 2008 results

          Renato Fassbind, Chief Financial Officer, Credit Suisse

          Introduction

          Brady W. Dougan, Chief Executive Officer, Credit Suisse

          Risk review and outlook

          D. Wilson Ervin, Chief Risk Officer, Credit Suisse

          Investment Banking: Capital efficient strategy

          Paul Calello, Chief Executive Officer, Investment Banking

          Summary

          Brady W. Dougan

Slide 5

Remain well capitalized with robust business despite 4Q08 results

4Q08 net loss driven by widespread market disruption

Private Banking with solid revenues and continued strong asset inflows evidencing the resilience of the business

Investment Banking with writedowns and negative trading revenues, but solid results in client-driven businesses

Asset Management with significant investment losses

Capital ratio of 13.3%, one of the strongest in the industry

Strong capital and funding position, robust business model and clear strategy

Realigned Investment Bank; adapted to new environment with significantly reduced risks

Strong start in 2009 with all divisions profitable quarter-to-date

Looking ahead

Slide 6

4Q08 results summary

4Q08 Core Results detail (CHF bn)

Results through November 30

Results in December

       (3.2)

       (1.7)

4Q08 Income from continuing operations

       (4.9)

Loss from the sale of part of global
investors business (incl. goodwill, after-tax)

       (0.5)

4Q08 Net loss

       (6.0)

Reported as 'income from
discontinued operations'

Costs from accelerated implementation
of our strategic plans (after-tax)

       (0.6)

Reported in 'corporate center'

1) Before costs from accelerated implementation of our strategic plans of CHF 833 m (CHF 587 m after-tax)

Slide 7

1)

Wealth Management shows resilience in challenging markets

Pre-tax income

CHF m

4Q08 results also include

additional ARS provisions of CHF 97 m

charge of CHF 190 m related to an
account close-out in highly volatile
markets

4Q08 results affected by lower asset base,
reduced client-activity and credit provisions
of CHF 113 m

Resilient business model with sustainable
profitability and continued strong asset
inflows and stable gross margin

2007

2008

4Q07

3,865

3Q08

4Q08

2,442

976

389

363

(37%)

(7%)

699

650

1) Excluding ARS settlements of CHF 310 in 3Q08 and CHF 97 m in 4Q08 and the charge of CHF 190 m related to an account close-out in 4Q08

3,039

1)

1)

1)

1)

1)

1)

Slide 8

Pre-tax income margin in %

40.3

34.6

39.4

32.7

31.7

Wealth Management with solid revenues and stable margins

Net revenues and gross margin on average assets under management

CHF m

9,583

8,776

2007

2008

115

115

2007

2008

35

29

80

86

(2%)

(24%)

(8%)

Total revenues and average assets
under management declined
both by 8% in 2008

Transaction-based revenues reflect
lower client activity in 2008

Recurring revenues supported by
higher net interest income

Basis points

117

4Q08

30

87

Transaction-based

Recurring

Slide 9

Solid net client inflows reflecting strength of franchise

Net new assets in 2008

CHF bn

1Q08

2Q08

13.5

3Q08

4Q08

15.4

11.3

42.2

14.2

8.4

16.6

EMEA

APAC

Americas

Switzerland

2008

2.0

3.0

Continued solid net client inflows mostly
offset by significant deleveraging

Loan repayments/deleveraging most
pronounced in Switzerland

13.8

(11.8)

2.0

Net new assets (NNA) in 4Q08

Net client
inflows

De-
leveraging

Net new
assets

Slide 10

Rolling four-quarter NNA growth on AuM in %

6.0

5.9

6.2

5.0

5.0

Lower asset base in Wealth Management

Assets under management (AuM)

Period-end in CHF bn

2007

Currency
effects

839

Market
movements
and other

Net new
assets

(54)

(181)

646

2008

42

Strong net new assets of CHF 42 bn

Assets under management declined 23%
due to downturn of global equity and bond
markets

Swiss franc strengthened against major
currencies

Lower asset base will impact 2009
revenues

(23%)

Slide 11

Corporate & Retail Banking achieves record results

Pre-tax income

CHF m

Solid revenue growth reflecting resilient
business model in a more challenging
environment

Strong 4Q08 results also reflect fair value
gains of CHF 57 m on loan portfolio
hedges

Swiss lending volumes up CHF 4 bn
in 2008

CHF 8.7 bn net new assets in 2008

2007

2008

4Q07

1,621

3Q08

4Q08

1,767

401

400

513

+9%

+28%

+28%

Slide 12

Pre-tax income margin in %

41.2

42.8

40.0

39.6

47.0

Investment Banking results

Pre-tax income

CHF m

Market disruption in the first nine months of
2008 intensified in 4Q08 and had an
adverse impact on our trading results

Net valuation reductions in our structured
products and leveraged finance businesses
of CHF 3.2 bn in 4Q08

88% reduction in dislocated asset balances
since 3Q07

Solid results in 4Q08 and 2008 in client-
driven businesses, including flow-based
rate products, foreign exchange, prime
services and cash equities

2007

2008

4Q07

3,649

3Q08

4Q08

(14,183)

(849)

(3,225)

(7,779)

Slide 13

236

230

214

193

163

135

Significant progress in risk reduction in Investment Banking

Significant reduction in risk-weighted
assets in 4Q08 despite USD 16 bn
increase due to methodology changes

Targeted to decline to USD 135 bn by
year-end 2009

Investment Banking RWAs (period-end in USD bn)

2007

1Q08

2Q08

3Q08

2009E

4Q08

RWA = risk-weighted assets

(31)%

(16)%

Slide 14

Sustained and consistent risk exposure reduction

Dislocated asset balances in Investment Banking

3Q07

4Q07

(88)%

1Q08

2Q08

3Q08

4Q08

1) Excluding US prime, US Alt-A and European/Asian residential mortgage exposures of CHF 3.2 bn

CHF bn

99

12

Leveraged finance

Subprime residential mortgages
  and CDO

Commercial mortgages

4

36

59

4Q08

CHF 11.6 bn

27

31

43

67

Slide 15

1.9 bn

8.8 bn

0.9 bn

1)

0.7

2.5

2.1

4.1

Robust pro forma earnings and returns over the cycle with
lower volatility

Pro forma Investment Banking pre-tax income

Pro forma analysis of repositioned
business demonstrates robust results and
lower volatility

Average margins and returns should be
higher through the cycle

Significantly lower risk capital usage
resulting in a more balanced capital
allocation across Credit Suisse

2005

2006

2007

2008

CHF bn

1) Excludes litigation charge of CHF 960 m in 2005 and net insurance settlement credits of CHF 508 m in 2006 and CHF 208 m in 2008

Slide 16

1)

Pro forma risk-weighted assets in CHF bn

99

129

161

135

Asset Management affected by significant valuation reductions;
tangible progress in re-focusing the business

Pre-tax income

CHF m

Sold traditional long-only business outside
Switzerland in line with strategy to focus on
high margin and scalable business

Strong net new assets in alternative
investment strategies during 2008

Downturn of global markets resulted in losses
of CHF 599 m from private equity and other
investments and CHF 164 m from money
market lift-out portfolio in 4Q08

Excluding these items, the business was
marginally profitable

Money market lift-out portfolio further reduced
by 44% to CHF 0.6 bn in 4Q08

197

(1,127)

(302)

(670)

2007

2008

4Q07

3Q08

4Q08

(98)

Slide 17

208

212

239

143

145

147

111

69

63

47

37

226

Asset Management with stable recurring revenue base

Asset management fees

CHF m

1Q08

2Q08

3Q08

4Q08

420

420

433

374

Business focused around core
competencies in AI and MACS

AI with stable fees due to resilient asset
base and fund raising

Revenues in MACS decline in line with
asset compression; margin maintained at
33 bps

Results exclude the businesses agreed to
be sold

Multi-asset class solutions (MACS)

Alternative investments (AI)

Other traditional investments

1) Excluding gains/losses on investments, performance fees, net interest income and other revenues

Slide 18

1)

1)

Gross fee margin on assets under management in bps

30

34

Alternative investments with solid results
over the cycle

Alternative investment-related gains/(losses) and revenues

CHF m

2004

2005

2006

2007

2008

Significant market deterioration in 2008
impacted investments in real estate,
financial services, commodities and
energy sectors

Portfolio remains well diversified in
terms of vintage and industry

Portfolio focused on middle-market
investments; no highly leveraged
large-cap exposures

698

502

681

355

520

171

180

274

(676)

955

682

869

681

(321)

Fees and other revenues

Gains / (losses)

161

1) Includes CHF 2.6 bn in private equity investments

Slide 19

1)

Credit Suisse's alternative investments in CHF bn

1.1

1.4

2.5

3.3

4.0

Asset Management with strong growth in high-margin
alternative investments

Assets under management

CHF bn

Asset
Management
division

412

146

Alternative investment with
strong inflows

Traditional investment
strategies with outflows
predominantly in low margin
businesses

Negative markets led to
reduction in asset base

Alternative
investment
strategies

(57.7)

(17.1)

127

139

Multi-asset
class solutions

Other traditional
investments

(63.3)

+11.5

Includes outflows of CHF (40.1) bn in
money market and pension advisory assets

Net new
assets 2008

CHF bn

Slide 20

Balance sheet reduced by 16% in 4Q08 while maintaining
strong funding structure

1,170

1,170

Assets

4Q08

Capital & liabilities

4Q08

Reverse           299

repo

Trading            367

assets

Loans                227

Other                 187

Repo                  273

Trading liab.154

Short-term1)100

Long-term     151
debt

Deposits        266

Capital             226
& Other

117%

coverage

Asset and liabilities by category (period-end in CHF bn)

1,394

Total assets in 4Q08 reduced by
CHF 224 bn, or 16%, whereof
CHF 59 bn due to FX movements

Trading assets reduced 22% in
4Q08 and 35% in 2008

Increased market spreads only
affect a small part of funding base
(CHF 13 bn of long-term debt
matures in 2009)

Stable and low cost deposit base
a key funding advantage

Assets

3Q08

Reverse           379

repo

Trading            468

assets

Loans                239

Other                 261

Change in %

Cash                     47

Cash 1)                90

(28)%

(5)%

(22)%

(21)%

+91%

1) Includes due from/to banks

Slide 21

32.2

29.4

30.8

32.2

34.2

Capital strength as competitive advantage

1Q08

2Q08

3Q08

Tier 1 capital and tier 1 capital ratio

Tier 1
capital

13.3%

9.8%

10.2%

Tier 1
capital ratio

(CHF bn and %)

Industry-leading capital ratio

Strongly positioned to continue
building client franchises

16% reduction in risk-weighted assets
during 4Q08, primarily in Investment
Banking

Raised CHF 11.2 bn of capital in
4Q08, while minimizing dilution (share
count today below January 2006 level)

2008 dividend proposal of CHF 0.10

4Q08

10.4%

4Q07

10.0%

Slide 22

Adjusting capacity in line with strategic plan

Targeted efficiency improvements
(announced in December 2008)

Reduction in headcount by 5,300, or 11%

plus an additional reduction of 1,400
contractors

CHF 2 bn cost reduction, including additional
reductions, most of which is to be implemented
by mid-2009

Already achieved 50% to date

Approx. 2/3 of total headcount reduction relates
to Investment Banking, including Shared
Services personnel

Headcount Credit Suisse (period-end)

Headcount Investment Banking (period-end)

2005

2006

3Q08

2005

2006

2007

3Q08

2007

17,300

18,700

21,300

19,700

20,600

44,600

44,900

50,300

48,100

4Q08

47,800

(5%)

2009E

17,500

(8%)

4Q08

Achieved
around 50%
of targeted
headcount
reduction

(11%)

Slide 23

Collaboration

1)   Excludes valuation reductions and fair value gains/losses on own debt of net CHF 2.9 bn and CHF 6.6 bn in 2007 and 2008, respectively

Collaboration revenues remained resilient
reflecting the strength of the integrated
bank model

Core and collaboration revenues

CHF bn

Collaboration revenues

Core revenues
(different scale)

2006

2007

2008

37.9

4.9

5.9

5.2

34.9

18.5

Slide 24

1)

Collaboration revenues as % of core revenues

14%

16%

28%

Integrated bank key performance indicators

Growth

Efficiency  and
Performance

  More than CHF 10 bn of revenues from cross-
  divisional collaboration by 2012

Collaboration

NNA growth

  Annual net new asset (NNA) growth rate
  above 6%

Cost / income
ratio

  Cost / income ratio of 65%

Performance to be achieved over a three to five year period across market cycles

Return on
equity

  Annual rate of return above 18%

Total share-
holder return

  Superior total shareholder return vs. peer

  group

Risk and
Capital

Tier 1 ratio
(Basel 2)

  Minimum level of 12.5%

Earnings
Volatility

  Low pre-tax income volatility vs. peer group

Updated

Updated

New target

Updated

Slide 25

Investment
Banking

Wealth
Management

Asset
Management

Pre-tax margin > 25%

BIS RWA target by end of 2009: USD 135 bn

Pre-tax margin > 40%

NNA growth > 6%

Pre-tax margin > 40%

NNA growth in key asset classes1) > 5%

1) Private equity, real estate, hedge fund strategies, multi-asset class solutions

Divisional key performance indicators

Corporate and
Retail Banking

Pre-tax margin > 40%

Performance to be achieved over a three to five year period across market cycles

Updated

Updated

Slide 26

          Fourth quarter and full-year 2008 results

          Renato Fassbind, Chief Financial Officer, Credit Suisse

          Introduction

          Brady W. Dougan, Chief Executive Officer, Credit Suisse

          Risk review and outlook

          D. Wilson Ervin, Chief Risk Officer, Credit Suisse

          Investment Banking: Capital efficient strategy

          Paul Calello, Chief Executive Officer, Investment Banking

          Summary

          Brady W. Dougan

Slide 27

          Market  backdrop

          Risk reductions

          Current risks and risk strategy

Slide 28

-100

-

100

200

300

400

500

Market backdrop

Credit spreads widened dramatically in late 2008

Multi-year highs tested in many sectors

Nearly all credit sectors affected (including
corporate, emerging markets and asset-backed)

Credit Spreads

Dec 07

Sept 08

Leveraged Loans

Emerging Markets

Option volatility (VIX)

Basis risk / hedge relationships

Cash to CDS spread

Equity Volatility

Dec 06

Basis risk gapped wider in many sectors

Longstanding hedge relationships disrupted by
loss of liquidity and forced deleveraging

Cash bonds traded well below CDS protection;
other relative value positions also affected

Volatility hit extraordinary levels in Q4

Typical daily % moves in equity markets reached
levels not seen in postwar era

Option volatility levels touched 80% (VIX) as
investors sought refuge by buying options

Slide 29

4Q08 losses driven primarily by three underlying risk factors

CHF bn

(4.6)

Revenues from

client & other trading

Primary
underwriting

Basis risks/

hedging
relationships

Volatility (“structured
derivatives risks”)

+3.3

(2.7)

(1.9)

Secondary
credit trading

(3.3)

(1.9)

Credit
Spreads

Fair value of own debt

+1.9

4Q08
Revenues

1) Risk factor attribution estimates based on risk department analysis

Key impacted
businesses

Investment Banking revenues – Risk contribution analysis 1)

Slide 30

Leveraged finance

CMBS

Emerging markets

Credit trading

Convertibles

RMBS/ CDOs

Equity arbitrage

strategies

Structured equity

derivatives

Structured interest

rate derivatives

          Market  backdrop

          Risk reductions

          Current risks and risk strategy

Slide 31

0

20

60

Reductions in dislocated sectors

Aggressive reductions in underwriting
exposures continued in 4Q08

Leveraged finance positions down 97% in
2008 and now below CHF 1 bn

Commercial mortgages (CMBS) reduced by
66% in 2008 (31% in 4Q08);
now at CHF 8.8 bn

Underwriting exposures (CHF bn)

13.3

(62)%

6.2

7.4

6.5

1Q08

2Q08

6.8

3Q08

5.1

4Q08

1.9

RMBS and subprime CDO trading (CHF bn)

4Q07

1Q08

2Q08

3Q08

4Q08

4Q07

Leveraged finance

Commercial
mortgages

Net position down 25% in 4Q08

Subprime net positions down 10%;
gross positions cut by 50% to CHF 3.1 bn

Other RMBS categories reduced by 32%,
from CHF 4.7 bn to CHF 3.2 bn

Other

Subprime

Slide 32

0

25

75

100

Convertibles

Subprime CDO

Equity relative value

0

25

50

75

100

Traded loans

Preferred & hybrid securities

Emerging market bonds

Credit spread driven books show reductions in
the first 9M08 and further cuts in 4Q08

Overall, credit spread risk is down 60% to 75%
during 2008

Broader overall credit scenarios show similar
reductions for 2008 across all our books

Basis spread driven books are directionally
hedged, but subject to value differentials between
long positions and hedges

The gross size of these books have been cut
throughout 2008 to reduce exposure to basis risk
and changes in hedging relationships

Reductions in trading exposures

Credit trading exposures (Indexed, net market value)

3Q08

4Q08

4Q07

Basis risk exposures (Indexed, gross long market value)

3Q08

4Q08

4Q07

Slide 33

10.1

8.8

6.8

9.8

11.9

12.6

Credit Suisse

Investment Bank

53

88

41

31

Reductions in overall risk measures

Value-at-Risk (VaR) is a broad measure of trading
risk

Underlying 1-day VaR declined in 4Q08 by

21% vs. 3Q08 average

53% vs. 4Q07 average

Further declines toward end of 4Q08 with 64%
overall reduction by year-end 2008 vs. 4Q07

Investment Banking average 1-Day VaR (USD m)

150

159

Positioning (underlying)

Dataset / methodology
changes

End 4Q08

3Q08

4Q07

117

4Q08

140

(53)%

(21)%

Economic risk capital (ERC) is our broadest internal
risk measure; position risk ERC declined by

23% vs. 3Q08 and 33% vs. 4Q07 in IB

Reductions driven by cuts in underwriting books
and trading positions

ERC held up well in 2008 crisis; some severity
parameters were tested by 4Q08 events and
will be updated in 2009

Position risk ERC

3Q08

4Q07

4Q08

(period-end, CHF bn)

1) Indexed to ‘pre crisis’ (June 2007) levels

Slide 34

1)

          Market  backdrop

          Risk reductions

          Current risks and risk strategy

Slide 35

0

200

300

2000

2002

2004

2006

2008

Focus area:  Private Banking loan portfolio

Lending is largely Switzerland focused

85% collateralized with strong credit ratings

Wealth Management: CHF 72 bn

Lombard (securities-backed) lending and
mortgage backed lending, with good haircuts

Corporate and Retail Banking:  CHF 103 bn

Corporate loans & comm. mortgages: CHF 54bn

Good credit quality with low concentrations

Retail banking: CHF 50 bn

Residential mortgages: CHF 46bn

Swiss market avoided real estate ‘bubble’ seen
in other markets

Underwriting is based on strict income and LTV
requirements (average LTV is 65%)

Credit Suisse does not make direct unsecured
   consumer loans outside of Switzerland

AAA to A

7% BB+ to BB

1 % BB- and below

BBB

65%

27%

(Portfolio ratings composition,
by CRM transaction rating

Los Angeles residential prices
(Case-Shiller data, indexed)

Swiss single family home (4 to 6 rooms)
(SNB monthly statistics, indexed)

Swiss real estate - prices relatively stable

Private Banking loan book – strong credit quality

Slide 36

23

(17)

18

(23)

47

Focus area:  Investment Bank loan portfolio

    Emerging Markets

Net exposure of CHF 6 bn (few unfunded commitments)

Hedges (CDS and insurance) cover 74% of portfolio

Well diversified by region and name

   Corporate loan portfolio (Developed Markets)1)

Exposures (loans and commits.) are 80% investment grade

Well diversified by industry and name

Significant use of name specific and index CDS hedging

Corporate book is mostly accounted for on fair value basis

Loans marked down CHF 3.0 bn in 2008 as spreads
widened; offset by CHF 2.2 bn gains on CDS hedges

Developed Markets

Emerging Markets

Loans

(Hedges)

Unfunded
commitments

Loans

(Hedges)

Risk significantly reduced by fair value discount and substantial hedging

1) Excludes repo and other collateralized securities financing; exposure based on risk management view

Slide 37

Focus area:  Commercial mortgages (CMBS)

Total exposure by geography

Asia

10%

Germany

34%

US

25%

Exposure by loan type

Office
46%

Retail 20%

Hotel

15%

Other 4%

Healthcare 2%

Multi-family

   13%

Portfolio statistics

Book size is down 31% in 4Q08 to CHF 8.8 bn

Exposures are 65% to developed Europe

Largest regions: Germany (34%), Benelux (17%)

Diversified product mix

Property credit fundamentals have become more
stressed, but large majority of positions are performing

Valuation

Positions accounted for on a fair value basis – no
reclassification to accrual books

Average price is 74% (wide variation by position);
substantial protection from existing fair value discount

Portfolio is well-diversified with good original LTV
ratios: 70% (global average)

LTV on a MTM basis (i.e. reflecting markdowns in both
property and loan values) is 82%

UK

2%

Other

Continental
Europe 29%

Slide 38

Focus areas:  Other

  Money market

  lift-outs

  Monolines

We do not rely on monolines in our hedging

Inventory of monoline-wrapped paper is modest and offset by
CDS and other forms of protection

  SIVs

Credit Suisse does not sponsor any SIVs

  Auction rate

  securities

Market value of CHF 0.4 bn (among smallest of the settlement banks)

Average price of <60%

Portfolio down to CHF 0.6 bn; carried at average price of <45%

  Retail

  credit

Credit Suisse does not make direct unsecured loans to consumers outside Switzerland

Slide 39

Summary

Extraordinary financial market
conditions in 4Q08 with severe
moves in nearly all markets

Credit Suisse profitability impacted
by moves in credit spread, basis
risk and high volatility

Market stresses moving quickly to
real economy

Credit Suisse moved aggressively to reduce
risks early in this crisis; risk reductions
expanded to address 4Q08 events

2008 risk reductions in the Investment Bank:

Underwriting risks down 84%

Underlying VaR down 64%

Position ERC down 33%

Credit books in Switzerland performing well;
conservative underwriting

Credit books in Investment Bank have
significant protection from fair value discount
and hedges

Reduced risk is critical in a period of high
uncertainty and to support overall strategy

Challenging market conditions

Reducing risk

Slide 40

          Fourth quarter and full-year 2008 results

          Renato Fassbind, Chief Financial Officer, Credit Suisse

          Introduction

          Brady W. Dougan, Chief Executive Officer, Credit Suisse

          Risk review and outlook

          D. Wilson Ervin, Chief Risk Officer, Credit Suisse

          Investment Banking: Capital efficient strategy

          Paul Calello, Chief Executive Officer, Investment Banking

          Summary

          Brady W. Dougan

Slide 41

          4Q08: Market conditions and financial results

          Repositioning the Investment Bank

          Financial implications

Slide 42

4Q08 conditions reinforce rationale for Investment Bank strategy

Sharp declines in credit and mortgage securities
values

Disruption in hedging relationships due to loss of
liquidity

Sharp increase in volatility and correlations
impacting derivative valuations

Risk reduced substantially in 4Q08, both in
dislocated assets and trading positions

Risk-weighted assets usage in 2008 cut by 31%
to USD 163 bn; underlying 1-day VaR declined
53% from 4Q07 average

2009 expense base targeted to be CHF 1.3 bn
lower compared to the 9M08 run-rate

Resources focused on capital efficient, lower risk
client and flow businesses

Market conditions

Progress on strategic plan

Negative revenues of CHF 4.6 bn, resulting in
pre-tax loss of CHF 7.8 bn

Includes writedowns of CHF 3.2 bn on dislocated
assets, partly offset by fair value gain on own debt
of CHF 1.9 bn

Under re-aligned business model, 2008 pro forma
revenues of CHF 13.2 bn and pre-tax profit of
CHF 2.1 bn

Financial results

Slide 43

Majority of 4Q08 losses in businesses being reduced/exited

Investment Banking 4Q08 revenues

CHF bn

(4.6)

3.6

(3.0)

1.9

(7.1)

Prime services, cash
equities/AEP, rates/FX,
high grade,
commodities (joint
venture), strategic
advisory, flow
derivatives

Illiquid principal trading,
non-US leveraged finance
trading, structured
products,
complex derivatives,
power/emission trading

Convertibles,
emerging markets,
US leveraged finance

Fair value gains
on own debt

Repositioned
businesses

Key client
businesses

Exit businesses

Slide 44

          4Q08: Market conditions and financial results

          Repositioning the Investment Bank

          Financial implications

Slide 45

…in a challenging market environment

Investor preference for strong counterparties

Positive outlook for many of our core franchise
businesses

Increased demand for exchange-based products;
structural growth in electronic trading

Fewer competitors and better pricing

Strategic plan for the Investment Bank

Re-aligned Investment Bank remains core to the
Integrated Bank model

Reduce volatility and improve capital efficiency;
cut risk capital usage

Focus on client and flow-based businesses;
greater reliance on cross-bank collaboration
revenues

Substantially reduce/exit from businesses that
are strategically challenged by the new
environment

Positive trends for Credit Suisse…

Credit Suisse strategic response

Weak global economy leading to continued
volatile markets and deteriorating credit quality

Changed environment resulting in lower leverage
and reduced demand for complex products

Reduced liquidity leads to divergence between
cash and synthetic markets

Government intervention creates competitive
uncertainties

Slide 46

Allocate resources towards client and flow-based businesses

Reduce/exit businesses that are highly volatile or capital intensive

Implementing our strategy

Priorities

Key objectives

  Streamline
  expense base

Reduce headcount

Ongoing expense management

  Re-align business
  portfolio

   Reduce risk

Sustained and consistent reduction in dislocated assets

Significant reduction in riskier, more volatile trading positions

Slide 47

Sustained and consistent reduction in dislocated assets

Risk reduction

Leveraged finance    CHF bn

Commercial mortgages    CHF bn

RMBS and subprime CDO trading

3Q07

4Q07

59

35

(98)%

36

26

(75)%

(69)%

21

1Q08

19

14

15

2Q08

3Q08

11.9

12.8

CHF bn

8.8

0.9

4Q08

1.9

1) Subprime gross positions cut 50% in 4Q08 to CHF 3.1 bn

Exposure cut to minimal levels
with the expiration of certain
commitments and sales of CHF
1.7 bn

No accounting reclassification of
leveraged finance fair valued
assets

Exposure reduced by 31% in
4Q08; sales of CHF 3.9 bn

No accounting reclassification of
CMBS fair valued assets

Reduction in the gross size of the
subprime RMBS and CDO
portfolio to gross CHF 3.1 bn,
net CHF 1.9 bn

No reclassification of RMBS and
subprime CDO fair valued assets

3Q07

4Q07

1Q08

2Q08

3Q08

4Q08

3Q07

4Q07

1Q08

2Q08

3Q08

4Q08

13.3

7.4

6.5

6.8

5.1

16.2

Unfunded

Funded

Other

Subprime

Slide 48

1)

0

25

50

75

100

0

25

50

75

100

Significant reduction in certain equity trading positions

Equity convertibles (market value at period-end, indexed)

Equity trading strategies (gross book at period-end, indexed)

Sell-down of convertibles trading book
now mostly complete

Cumulative position reduction of 76% in
2008

Convertibles business is now primarily
focused on client flow with limited
facilitation

Sell-down of equity principal trading and
risk arbitrage positions now mostly
complete

Cumulative position reduction of 85% in
2008

4Q07

2Q08

3Q08

4Q08

(70)%

4Q07

2Q08

3Q08

4Q08

(73)%

Slide 49

Allocate resources towards client and flow-based businesses

Reduce/exit businesses that are highly volatile or capital intensive

Implementing our strategy

Priorities

Key objectives

  Re-align business
  portfolio

  Reduce risk

Sustained and consistent reduction in dislocated assets

Significant reduction in riskier, more volatile trading positions

  Streamline
  expense base

Reduce headcount

Ongoing expense management

Slide 50

Emerging Markets - maintain
leading business but with more
limited risk/credit provision

US Leveraged Finance - maintain
leading business but focus on
smaller/quicker to market deals

Cash Equities

Electronic Trading

Prime Services

Equity Derivatives - focus on
flow and corporate trades

Re-aligning the Investment Bank

Equity trading - focus on
quantitative and liquid strategies

Convertibles - focus on client flow

Highly structured derivatives

Illiquid principal trading

Equities

Fixed
Income

Advisory

Develop existing strong market
positions

Maintain competitive advantage but
reduce risk and volatility

Release capital and resources;
reduce volatility

Global Rates

FX

High Grade Credit / DCM

US RMBS secondary trading

Commodities trading
(joint venture)

Strategic advisory (M&A) and
capital markets origination

Mortgage origination

CDO

Non-US Lev fin trading

Non-US RMBS

Highly structured derivatives

Power & Emission trading

Key client businesses

Repositioned businesses

Exit businesses

Corporate Lending - improved
alignment of lending with business
and ability to hedge

Origination of slow to market,
capital-intensive financing
transactions

Slide 51

Re-aligning resources with the strategy

Capital reallocation

Period-end in USD bn

2007 risk-
weighted
assets (RWA)

236

135

Key client
businesses

Repositioned
businesses

Exit
businesses

2008
pro forma
RWA

+16

(34)

(83)

Slide 52

2008 pro forma
revenues

2008 pro forma equity business (CHF bn)

Re-aligning the equity businesses

Repositioned
businesses

5.5

Key client
businesses

Exit businesses

(0.6)

4.9

(2.5)

Equity trading and underwriting revenues

Cash equities

Electronic trading

Prime Services

Flow Derivatives

Equity trading strategies

Convertibles

Complex equity trading

Highly Structured
Derivatives

Develop existing strong
positions

Focus on liquid trading and
client business

Capital/risk reduction

Slide 53

2008 pro forma fixed income business (CHF bn)

Re-aligning the fixed income businesses

(3.6)

7.4

(12.1)

Fixed Income trading and underwriting revenues

11.0

2008 pro forma
revenues

Repositioned
businesses

Key client
businesses

Exit businesses

Global Rates

FX

High Grade / DCM

US RMBS agency
/secondary trading

Commodities trading
(joint venture)

Emerging Markets

US Leveraged Finance

Mortgage origination

CDO

Non-US Leveraged
Finance Trading

Non-US RMBS

Power & Emission trading

Develop existing strong
positions

Focus on liquid trading and
client business

Capital/risk reduction

Slide 54

Cross-bank collaboration effort remains critical

Collaboration revenues

CHF bn

IB’s collaboration revenues with the Private
Bank and Asset Management have been
resilient despite market conditions, totaling
CHF 2.4 bn in 2008 vs. CHF 2.7 bn in 2007

Continued cross-selling efforts remain critical,
including tailored products (the Solution
Partners JV) and new client introduction

IB-related revenues are expected to continue
to contribute approximately half of Credit
Suisse’s collaboration target of CHF 10 bn

2006

2007

2008

Total

4.9

IB - PB

1.6

IB - AM

0.3

Total

5.9

IB - PB

2.2

IB - AM

0.5

Total

5.2

IB - PB

2.0

IB - AM

0.4

Slide 55

Allocate resources towards client and flow-based businesses

Reduce/exit businesses that are highly volatile or capital intensive

Implementing our strategy

Priorities

Key objectives

  Re-align business
  portfolio

  Reduce risk

Sustained and consistent reduction in dislocated assets

Significant reduction in riskier, more volatile trading positions

  Streamline
  expense base

Reduce headcount

Ongoing expense management

Slide 56

118

118

112

111

105

110

115

120

Reducing headcount and non-compensation expenses

Source: McLagan

(1) 2008 benchmark data not yet available

Credit Suisse and benchmark non-comp per head (McLagan)

Benchmark non-comp per head

Credit Suisse non-comp per head

(1)

-8%

2005

2006

2007

2008

Investment Banking headcount (period-end)

17,300

18,700

19,700

17,500

20,600

21,300

2005

2006

4Q08

2009E

2007

3Q08

Outperformed peers in both absolute and relative terms
with CS non-comp/head declining by 8% since 2005

Resulting non-comp spend is among the lowest in the
industry

Committed to meeting 2009 year-end target of
17,500

Headcount reduction of 1,600 in 4Q08 with further
reductions scheduled for 2009 consistent with
December announcement

Slide 57

108

In USD thousands

Investment Bank cost savings target

Total expected 2009 cost savings of CHF 1.3 bn of Credit Suisse total CHF 2 bn compared to
9M08 annualized

82% of savings from direct costs and 18% from shared services allocations

IB direct
compensation

(0.7)

IB direct
non-comp

Shared
services

Total cost
savings

Cost savings planned from re-alignment program

CHF bn

(0.4)

(0.2)

(1.3)

Slide 58

          4Q08: Market Conditions and Financial Results

          Repositioning the Investment Bank

          Financial Implications

Slide 59

2008 pro forma results

17.7

(11.1)

2.1

CHF bn

(4.5)

13.2

5.5

10.9

1.3

(0.2)

1.1

7.2

4.9

Equity

Fixed Income

Strategic Advisory (M&A)
and Capital Markets
Origination

Key client
businesses

Repositioned
businesses

Operating costs
and credit
provisions

Pre-tax
Income

2008
pro forma
revenues

(3.7)

(1)

1) Includes fair value gain on own debt of CHF 3.6 bn

(0.6)

Slide 60

2.5

4.1

2.1

0.7

13.2

17.0

14.9

11.8

Improved returns over the cycle with lower volatility

Pro forma Investment Banking revenue

2005

2006

2007

2008

Pro forma Investment Banking pre-tax income

Pro forma analysis of repositioned Investment
Bank demonstrates robust revenues and
earnings and at a much lower volatility

Average margins and returns should be higher
through the cycle with the IB avoiding the
losses suffered in 2008

Significantly lower risk capital usage in
Investment Bank resulting in a more balanced
capital allocation across Credit Suisse

Re-aligned model intended to be capital
generative through the cycle, with tight capital
and risk usage across all businesses,
particularly for illiquid positions

2005

2006

2007

2008

1) Excludes litigation charge of CHF 960 m in 2005 and net insurance settlement credits of CHF 508 m in 2006 and CHF 208 m in 2008

CHF bn

CHF bn

Slide 61

1)

Pro forma risk-weighted assets (USD bn)

99

161

A client-focused, capital efficient business

Competitive strengths of the Investment Bank strategy

Capital generative strategy

Profitable through the cycle: lower volatility, lower risks and lower costs

Focus on clients, core to the Integrated Bank model

Stable counterparty in highly stressed environment

Slide 62

          Fourth quarter and full-year 2008 results

          Renato Fassbind, Chief Financial Officer, Credit Suisse

          Introduction

          Brady W. Dougan, Chief Executive Officer, Credit Suisse

          Risk review and outlook

          D. Wilson Ervin, Chief Risk Officer, Credit Suisse

          Investment Banking: Capital efficient strategy

          Paul Calello, Chief Executive Officer, Investment Banking

          Summary

          Brady W. Dougan

Slide 63

Supplemental information

Continued reduction in exposures; additional
writedowns due to deteriorating credit markets

Business area (in CHF bn)

Change

Exposures

4Q08

Origination-
based

(exposures
shown gross)

Trading-
based

(exposures
shown net)

3Q08

Net writedowns

4Q08

3Q08

Slide 65

1)

1) Exposure shown gross of index hedges of CHF 8.2 bn (CHF 7.0 bn in 3Q08) held in focus areas.  These hedges include non-investment grade, crossover and non-residential mortgage indices only.  Excludes other indices (e.g. investment grade) and single name hedges.  Residential hedges embedded in US Subprime residential mortgage & CDO trading are included in the net exposures shown above and not included in the total for Index hedges.

Leveraged finance

0.9

11.9

(92%)

(0.9)

(0.9)

Commercial mortgages

8.8

12.8

(31%)

(1.0)

(1.0)

Residential mortgages and

subprime CDO trading

5.1

6.8

(25%)

(1.3)

(0.6)

of which US subprime

1.9

2.1

(10%)

Total

(3.2)

(2.4)

Leveraged finance exposures

Total exposure down 92% during 4Q08 to
CHF 0.9 bn

Significant reduction was primarily due to the
expiration of a commitment to a single
borrower, which accounted for over half of our
exposure in 3Q08

Positions are fair valued; no reclassifications to
banking book

Gross exposure (CHF bn)

Roll-forward (CHF bn)

1)   Figures exclude term financing to support certain sales transactions (total CHF 1.8 bn)

4Q08

3Q08

Unfunded

Funded

4Q08

3Q08

(CHF bn)

Slide 66

Unfunded commitments

0.3

8.9

Funded positions

0.6

2.8

Equity bridges

0.0

0.2

Total gross exposure 1)

0.9

11.9

Net writedowns

(0.9)

(0.9)

Exposures 3Q08

8.9

2.8

New exposures

–

–

Fundings

(0.7)

0.7

Sales, terminations,

writedowns and FX

(7.9)

(2.9)

Exposures 4Q08

0.3

0.6

Commercial mortgage (CMBS) exposures

Gross exposure reduced 31% to CHF 8.8 bn

Average original loan-to-value (LTV) is
approximately 70%

Development loans are less than 4% of portfolio

Positions are fair valued; no reclassifications to
banking book

Properties seeing more stress in fundamentals,
but most credits are performing

Portfolio has significant protection from LTV
haircut and fair valuation

(CHF bn)

4Q08

3Q08

Roll-forward of exposure (CHF bn)

1)   Includes both loans in the warehouse as well as securities in syndication; excludes term financing CHF 0.4 bn to support certain sales transactions

(CHF bn)

4Q08

3Q08

Slide 67

Warehouse exposure 1)

8.8

12.8

Exposure 3Q08

12.8

New loan originations

0.0

Sales, terminations,

writedowns & FX

(4.0)

Exposure 4Q08

8.8

Net writedowns

(1.0)

(1.0)

Residential mortgages and subprime CDO trading

Exposures are fair valued using market levels

Losses mostly from declines in value of non-
subprime positions, including impairment of a
swap counterparty

25% decrease in exposures during 4Q08,
mainly from Europe and Alt-A positions

4Q08

3Q08

Net exposure 1)     (CHF bn)

4Q08

3Q08

1) All non-agency business, including higher quality segments and CDO subprime only

(CHF bn)

Slide 68

Net writedowns

(1.3)

(0.6)

US subprime

1.9

2.1

US Alt-A

0.6

1.1

US prime

0.6

0.9

Europe

0.8

1.8

Asia

1.2

0.9

Total net exposure

5.1

6.8

US subprime exposure detail

Gross exposure (i.e. driver of “basis risk")
reduced by 50%

Exposures are fair valued using market
level

Most exposure in the AAA rated and from
2007 vintage

Exposure to basis risks if values shift
among vintage / rating buckets reduced
during 4Q08

Exposure    (CHF bn)

Long

Short

Net

Sensitivities to possible adverse market
developments (CHF bn)

Slide 69

4Q08

3.1

(1.2)

1.9

of which Legacy CDO

0.7

(0.5)

0.2

3Q08

6.2

(4.1)

2.1

of which Legacy CDO

2.8

(1.8)

1.0

Potential scenario

Estimated loss

20% drop in ABS subprime

(0.4)

10% wider cash/CDS basis

(0.4)

2006 vintage outperforms by 10%

0.0

AAA underperforms by 10%

(0.1)

Asset Management: money market “liftout” portfolio

Gross exposure (CHF bn)

4Q08

Securities transferred to bank balance sheet

Roll-forward of exposure (CHF bn)

3Q08

4Q08

3Q08

Portfolio reduced by 44% in 4Q08 largely due to
sale and restructuring of SIV and ABS positions

Modest liftouts (Corporates) during 4Q08

Positions now carried at a weighted average
value of approx. 43% to par

(CHF bn)

Slide 70

Structured Inv. Vehicles (SIVs)

0.4

0.7

Asset Backed Securities (ABS)

0.0

0.2

Corporates

0.2

0.1

Total

0.6

1.0

of which subprime-related

0.0

0.1

Exposure 3Q08

1.0

Sales, maturities, writedowns and FX

(0.4)

Exposure 4Q08

0.6

Net writedowns

(0.2)

(0.0)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: February 11, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse